SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

RealNetworks, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
75605L708
(CUSIP Number)
January 12, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

________________________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	75605L708	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON
Neil S. Subin
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,927,896
	6	SHARED VOTING POWER
159,543
	7	SOLE DISPOSITIVE POWER
2,927,896
	8	SHARED DISPOSITIVE POWER
159,543
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,087,439
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.3%[1]
12		TYPE OF REPORTING PERSON
IN-OO**

** See Item 4.

1 The percentage reported in this Schedule 13G is based upon 37,302,869 shares of Common Stock outstanding according to the Form 10-Q filed by the Issuer on November 2, 2017.

Page 3 of 5 Pages

Item 1(a).	Name of Issuer:	RealNetworks, Inc.
Item 1(b).	Address of Issuers’ Principal Executive Offices:	1501 First Avenue South, Suite 600,
Seattle, WA 98134

Item 2(a).	Name of Person Filing:	Neil S. Subin
Item 2(b).	Address of Principal Business Office or, if None, Residence:	3300 South Dixie Highway
Suite 1-365
West Palm Beach, Florida 33405

Item 2(c).	Citizenship:	U.S.A.
Item 2(d).	Title of Class of Securities:	Common Stock
Item 2(e).	CUSIP Number:	75605L708

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable, this statement is filed pursuant to 13d-1(c)
Item 4.	OWNERSHIP: This filing is being made to report that Mr. Neil S. Subin has succeeded to the position of President and Manager of MILFAM LLC, which serves as manager, general partner, or investment advisor of a number of entities formerly managed or advised by the late Lloyd I. Miller, III. Mr. Subin also serves as trustee of a number of Miller family trusts.
(a) 3,087,439
(b) 8.3%
(c) (i) sole voting power: 2,927,896
(ii) shared voting power: 159,543
(iii) sole dispositive power: 2,927,896
(iv) shared dispositive power: 159,543
Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not Applicable
Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Persons other than Neil S. Subin have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Page 4 of 5 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not Applicable
Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable
Item 9.	NOTICE OF DISSOLUTION OF GROUP:
Not Applicable
Item 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 23, 2018	/s/ Neil S. Subin
Neil S. Subin